As filed with the Securities and Exchange Commission on May 11, 2026
Registration No. 333-295330
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
CINTAS CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Washington	2320	31-1188630
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737
(513) 459-1200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
D. Brock Denton, Esq.
Senior Vice President,
Secretary and General Counsel
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737
(513) 459-1200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)
Copies to:

James P. Dougherty, Esq. Shanu Bajaj, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Michael C. Patrick, Esq. Senior Vice President and General Counsel UniFirst Corporation 68 Jonspin Road Wilmington, MA 01887 (812) 482-1600	Eduardo Gallardo, Esq. Andrew Goodman, Esq. Paul Hastings LLP 200 Park Ave New York, New York 10166 (212) 318-6000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)  ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form S-4 of Cintas Corporation (File No. 333-295330), initially filed on April 24, 2026, and declared effective by the Securities and Exchange Commission on May 6, 2026 (the “Registration Statement”), is being filed as an exhibit-only filing pursuant to Rule 462(d) of the Securities Act of 1933, as amended, solely to include (i) Exhibit 8.1: Opinion of Paul Hastings LLP regarding certain U.S. federal income tax aspects of the mergers, (ii) Exhibit 23.4: Consent of Paul Hasting LLP (included as part of Exhibit 8.1) and (iii) Exhibit 99.1: Form of UniFirst Corporation Proxy Card. Accordingly, this Amendment consists of only the facing page, this explanatory note, Item 21 of Part II of the Registration Statement, the signature pages to the Registration Statement, and the filed exhibits. The proxy statement/prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted. The Registration Statement is hereby amended, as appropriate, to reflect the inclusion of such exhibits.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 21.	Exhibits and Financial Statement Schedules
(a)	The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
2.1
Agreement and Plan of Merger, dated as of March 10, 2026, by and among Cintas Corporation, UniFirst Corporation, Bruin Merger Sub I, Inc. and Bruin Merger Sub II, LLC (Annex A to the proxy statement/prospectus forming a part of this registration statement)*

3.1	Restated Articles of Incorporation of Cintas Corporation, as amended (incorporated by reference to Exhibit 3.1 of Cintas’ Quarterly Report on Form 10-Q for the quarter ended August 31, 2024)

3.2	Amended and Restated By-laws of Cintas Corporation (incorporated by reference to Exhibit 3.1 to Cintas’ Current Report on Form 8-K filed on April 11, 2024)

5.1	Opinion of Fikso Kretschmer PS, regarding the legality of the securities being registered*

8.1	Opinion of Paul Hastings LLP regarding certain U.S. federal income tax aspects of the mergers**

10.1
Voting and Support Agreement, by and among Cintas Corporation and certain shareholder of UniFirst corporation, dated as of March 10, 2026 (Annex B to the proxy statement/prospectus forming a part of this registration statement)*

21.1	List of subsidiaries of Cintas Corporation (incorporated by reference to Exhibit 21 of Cintas’ Annual Report on Form 10-K for the year ended May 31, 2025)

23.1	Consent of Ernst & Young LLP (independent registered public accounting firm for Cintas Corporation)*

23.2	Consent of Ernst & Young LLP (independent registered public accounting firm for UniFirst Corporation)*

23.3	Consent of Fikso Kretschmer PS (included as part of the opinion filed as Exhibit 5.1)*

23.4	Consent of Paul Hastings LLP (included as part of the opinion filed as Exhibit 8.1)**

24.1	Powers of Attorney of Directors and Officers of Cintas Corporation (included on the signature page of this registration statement and incorporated herein by reference)*

99.1	Form of UniFirst Corporation Proxy Card**

99.2	Consent of J.P. Morgan Securities LLC*

99.3	Consent of Goldman Sachs & Co. LLC*

107	Filing Fee Table*

*	Previously filed.
**	Filed herewith.
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SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mason, State of Ohio, on May 11, 2026.

CINTAS CORPORATION

By:	/s/ Todd M. Schneider
	Name:	Todd M. Schneider
	Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

	*	President and Chief Executive Officer (principal executive officer), and Director	May 11, 2026
Todd M. Schneider

	*	Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	May 11, 2026
Scott A. Garula

	*	Executive Chairman and Director	May 11, 2026
Scott D. Farmer

	*	Lead Director	May 11, 2026
Joseph Scaminace

	*	Director	May 11, 2026
Melanie W. Barstad

	*	Director	May 11, 2026
Beverly K. Carmichael

	*	Director	May 11, 2026
Karen L. Carnahan

	*	Director	May 11, 2026
Robert E. Coletti

	*	Director	May 11, 2026
Martin Mucci

	*	Director	May 11, 2026
Ronald W. Tysoe

*By:	/s/ D. Brock Denton
D. Brock Denton Attorney-in-fact

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